El Tamarindo Inc.

Statement of Cash Flows

October 2019 - September 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-200,054.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	5,621.31
11030 Prepaid Expenses (deleted)	-3,280.24
12030 Loan to Officers (deleted):Loan - Jose Reyes (deleted)	211,427.96
20000 Account Payable Vendors	-40,417.32
20050 Capital One Credit Card	-7,628.61
20200 Accrued Expenses (deleted)	-23,669.00
20350 Gift Card Sales	356.08
20400 Sales Tax Payable	-13,205.01
24000 Payroll Liability (deleted)	-11,135.38
24050 Federal Withholding & FICA Liability	18,852.29
24100 MD Tax Withholding Liability	751.18
24200 DC Tax Withholding Liability	-3,865.10
24300 VA Tax Withholding Liability	-94.59
25100 Tips Liability	0.00
SBA Disaster Loan (EIDL)	149,900.00
SBA Paycheck Protection Program 1st Draw Loan	154,166.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**437,779.57**
Net cash provided by operating activities	**$237,724.81**
INVESTING ACTIVITIES	
Furniture - Wayfair	-416.50
18100 Deposits (deleted):Others (deleted)	515.00
Net cash provided by investing activities	**$98.50**
FINANCING ACTIVITIES	
30100 Paid in Capital	-48,690.11
31200 Shareholder Contribution	29,782.30
31400 Shareholder Distribution	-146,217.83
Shareholder Contribution:Miscellaneous	1,714.01
Net cash provided by financing activities	**$ -163,411.63**
NET CASH INCREASE FOR PERIOD	**$74,411.68**
Cash at beginning of period	33,329.37
CASH AT END OF PERIOD	**$107,741.05**